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Exhibit 12.1

ATHLON HOLDINGS LP
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Historical
	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011
Fixed charges:
Interest expense	$9,178	4,474	$36,669	$9,951	$2,945
Capitalized interest	1,214	42	343	219	—
Rental expense attributable to interest	13	12	49	51	27

Total fixed charges	$10,405	$4,528	$37,061	$10,221	$2,972

Earnings:
Income (loss) before income taxes	$31,509	$10,906	$80,438	$54,942	$(659)
Plus: fixed charges	10,405	4,528	37,061	10,221	2,972
Plus: amortization of capitalized interest	8	2	16	2	—
Less: capitalized interest	(1,214)	(42)	(343)	(219)	—

Total earnings	$40,708	$15,394	$117,172	$64,946	$2,313

Ratio of earnings to fixed charges(a)	3.9	3.4	3.2	6.4	0.8

(a)
For 2011, earnings as defined were inadequate to cover fixed charges as defined by $659,000.

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  Exhibit 12.1
ATHLON HOLDINGS LP RATIOS OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)